I, Robert Chunn, certify that:

(1) the financial statements of ContentOro Inc included in this Form are true and complete in all material respects; and

(2) the tax return information of ContentOro Inc included in this Form reflects accurately the information reported on the tax return for ContentOro Inc filed for the fiscal year ended December 31, 2016.

Robert Chunn
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
 Robert Chunn
C.E.O.

10/04/2017

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.